May 11, 2023

VIA EDGAR TRANSMISSION

Deborah L. O’Neal, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Grandeur Peak Global Trust, File Nos. 333-269914 and 811-23852 (“Registrant”)

Dear Ms. O’Neal:

On February 22, 2023, the Registrant, on behalf of its proposed series, Grandeur Peak Emerging Markets Opportunities Fund, Grandeur Peak Global Contrarian Fund, Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Opportunities Fund, Grandeur Peak Global Reach Fund, Grandeur Peak Global Stalwarts Fund, Grandeur Peak International Opportunities Fund, Grandeur Peak International Stalwarts Fund, Grandeur Peak US Stalwarts Fund, and Grandeur Peak Global Explorer Fund (each a “New Fund,” and together, the “New Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A. It is anticipated that the New Funds will commence operations upon their registration being declared effective and, subsequently, the reorganization of an identically named series of Financial Investors Trust (each an “Existing Fund,” and together, the “Existing Funds”) into the corresponding New Fund. On March 22, 2023 you provided a letter with comments to the registration statement. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1: Notwithstanding different management fees charged by the New Funds, investors may be confused by the similarity of their principal investment strategies. Is it possible to clarify the disclosure so that investors are better able to choose the New Fund(s) that suit them best?

Response: The Registrant has amended the principal investment strategy disclosures of the New Funds as reflected in the redline of the New Funds’ Prospectus being sent to you separately by email.

Philip.Sineneng@ThompsonHine.com          Direct: 614.469.3217

Deborah L. O'Neal, Esq.
May 11, 2023

Comment 2: The principal investment strategies section of the New Funds mentions ESG. In particular, the disclosure states, “The ESG criteria described above (emphasis added) are collectively one of many factors that the Adviser uses as part of its fundamental analysis of a company. In analyzing a company’s approach to these ESG criteria, the Adviser assesses a number of factors through a proprietary analytical framework.” However, the criteria appear to be missing. The disclosure “described above” states, “This fundamental analysis generally includes a study of the company’s financial performance, its management, its competitors, its industry, its competitive advantage, its approach to environmental, social, and governance (ESG) topics (emphasis added), the geographic region(s) to which it is economically tied, and talking with the management team.” There is, however, later disclosure that states, “This analysis may include factors that the Adviser believes are relevant, such as: local economic development priorities, shareholder rights, management oversight and transparency, board membership and structure, accounting standards, environmental policies, social justice policies, and labor relations.” Is this the ESG criteria being referenced? If so, please revise the reference accordingly. Otherwise, bolster the disclosure to include a description of the ESG criteria.

Response: The Registrant refers to its response to Comment 1.

Comment 3: We note that, “The Fund[s] may invest a significant percentage of [their] assets in a few sectors or regions.” If the sectors or regions are known, please disclose them and add the corresponding risks of such sectors or regions.

Response: The Registrant notes that each of Grandeur Peak Emerging Markets Opportunities Fund, Grandeur Peak Global Contrarian Fund, Grandeur Peak Global Micro-Cap Fund, Grandeur Peak Global Opportunities Fund, Grandeur Peak Global Reach Fund, Grandeur Peak Global Stalwarts Funds, Grandeur Peak International Opportunities Fund and Grandeur Peak International Stalwarts Fund have disclosed “Region Risk,” “Sector Concentration Risk” and “Sector and Geography Weightings Risk.”

The Registrant has added sub-risk disclosures under “Region Risk” and “Sector Concentration Risk” for the regions and sectors in which a New Fund has significant percentage of assets invested as reflected in the attached redline of the New Funds’ Prospectus.

Comment 4: In regard to the Grandeur Peak Global Micro Cap Fund, Grandeur Peak Global Stalwarts Fund, and Grandeur Peak International Stalwarts Fund, the Funds’ name includes the term “global or international.” Please expressly describe how the Funds will “invest [their] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Funds could include a policy that, under normal market conditions, they will invest significantly (e.g., at least 40% of their assets, unless market conditions are not deemed favorable, in which case the Funds would invest at least 30% of their assets) in companies

Deborah L. O'Neal, Esq.
May 11, 2023

organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The Registrant refers to its response to Comment 1 and states that with respect to each of the New Funds referenced in Comment 4, the New Fund will invest a significant portion of its total assets (at least 40% under normal market conditions) at the time of purchase in securities issued by companies that are economically tied to multiple countries outside the United States.

Portfolio Turnover

Comment 5: We note that the New Funds are described as Predecessor Funds based on a reorganization as of [ ], 2023. Please let us know if you plan to file a Form N-14 and, if not, explain to the staff why it is not required. Also, confirm to the staff that the New Funds will not sell using the prospectuses until after the mergers are completed.

Response: The Registrant confirms that the New Funds will not be offered until after the reorganizations are concluded.

Rule 145 under the Securities Act of 1933, as amended, generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”). Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2). The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-action letters providing its view of the applicability of Rule 145(a)(2) in various circumstances. For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the Fund is unchanged and the Fund’s principal investment objectives and policies do not materially change (See, Rydex Advisor Variable Annuity Account (pub. avail. Sept. 28, 1998); Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)). The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)).

Deborah L. O'Neal, Esq.
May 11, 2023

In the Registrant’s view, shareholders of each Existing Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganizations. As described more fully in the Proxy Statement, the investment objective, principal investment strategies and risks of each Existing Fund and its respective New Fund are identical.

Additionally, the investment adviser and portfolio managers currently providing investment advice to each Existing Fund will be responsible for providing investment advice to each New Fund after its Reorganization is consummated. Further, each Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to each Reorganization, each New Fund will have had no assets or operating history and simply will serve as a shell into which its respective Existing Fund will be reorganized, and all of its assets transferred. Upon consummation of each Reorganization, its New Fund will assume the accounting and performance history of its respective Existing Fund. At the effective time of each Reorganization, the number of shares to be issued by the series of its New Fund in connection with that Reorganization will be the same as the number of shares owned by its respective Existing Fund’s shareholders and the net asset value of each New Fund’s shares will be the same as the net asset value of its respective Existing Fund’s shares. Thus, shares of each New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of its respective Existing Fund.

A condition precedent to each Reorganization will be receipt by the Financial Investors Trust (of which each Existing Fund is a series) and the Registrant (of which each New Fund is a series) of an opinion of counsel to the effect that such Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to its respective Existing Fund, its respective New Fund, or the shareholders of such Existing Fund.

In the Registrant’s view, each Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Registrant believes that this is consistent with the announced positions of the Staff. Registrant further notes that all material information necessary to make an informed judgment about the Reorganizations will be contained in the definitive proxy statement to be furnished to each Existing Fund’s shareholders in soliciting their approval. Such information will include, among other things, a description of its respective New Fund, a discussion of the effect of that Reorganization on the investment strategy and fee structure of the Funds and a description of the investment adviser and its role as investment adviser with each New Fund post-Reorganization.

Deborah L. O'Neal, Esq.
May 11, 2023

Accounting

Comment 6: The "Total Annual Fund Operating Expenses" line item appears twice in the Fees and Expenses table for the Grandeur Peak Global Contrarian Fund. Please confirm in correspondence that the table will be corrected in an amendment.

Response: The Registrant regrets the error and has deleted the duplicate line entry.

Comment 7: The Total Annual Fund Operating Expenses noted for the Grandeur Peak Global Stalwarts Fund appears to be 1.17%, not 1.16%. Please review the table and confirm in correspondence that the correct amount will be updated in an amendment.

Response: The Registrant has amended the fee table for Grandeur Peak Global Stalwarts Fund to state the following:

Shareholder Fees (fees paid directly from your investment)	Investor Shares	Institutional Shares
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%
Distribution and service (12b-1) fees	0.25%	0.00%
Total Other Expenses(1)	0.11~~0.12~~%	0.11%
Total Annual Fund Operating Expenses	1.16%	0.91%
(1)	Other expenses are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund’s net assets.

Comment 8: The expense example for the Grandeur Peak Global Stalwarts Fund appears to be calculated using the 1.16% total annual fund operating expenses. If the amount of total annual fund operating expenses changes, please confirm in correspondence that the expense example will be updated.

Response: The Registrant refers to its response to Comment 7.

Comment 9: The Total Annual Fund Operating Expenses noted for the Grandeur Peak International Stalwarts Fund appears to be 1.14%, not 1.12%. Please review the table and confirm in correspondence that the correct amount will be updated in an amendment.

Deborah L. O'Neal, Esq.
May 11, 2023

Response: The Registrant has amended the fee table for Grandeur Peak International Stalwarts Fund to state the following:

Shareholder Fees (fees paid directly from your investment)	Investor Shares	Institutional Shares
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.80%	0.80%
Distribution and service (12b-1) fees	0.25%	0.00%
Total Other Expenses(1)	0.07~~0.09~~%	0.07%
Total Annual Fund Operating Expenses	1.12%	0.87%
(1)	Other expenses are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund’s net assets.

Comment 10: The expense example for the Grandeur Peak International Stalwarts Fund appears to be calculated using the 1.12%. If the amount of total annual fund operating expenses changes, please confirm in correspondence that the expense example will be updated.

Response: The Registrant refers to its response to Comment 9.

Comment 11: The fiscal year end for each of the New Funds is April 30. If the annual report is more than 245 days past the effective date, both the audited annual and unaudited interim financial statements must be included or incorporated by reference. Please confirm in correspondence that the required financial statements and financial highlights sections of the filing will be updated in a pre-effective amendment.

Response: The Registrant notes that the reorganizations are anticipated to take place on or around June 2, 2023, before the financial data for the Funds will be available. The New Funds anticipate preparing an annual update on or around August 28, 2023 that will include updated financial statements and financial highlights.

Comment 12: All required financial statements that are incorporated by reference are required to have live hyperlinks to such financial statements on file in EDGAR in accordance with the requirements of the FAST Act. Please confirm in correspondence that live hyperlinks will be included in a pre-effective amendment.

Deborah L. O'Neal, Esq.
May 11, 2023

Response: The Registrant confirms that it will comply with the FAST Act and provide all required live hyperlinks in a pre-effective amendment.

Comment 13: Please confirm in correspondence that the required auditor consent will be obtained and filed with a pre-effective amendment.

Response: The Registrant confirms that the auditor’s consent will be filed with the pre-effective amendment.

Comment 14: Please confirm in correspondence that the fees presented represent current fees for all of the fee tables presented.

Response: The Registrant confirms that the fees presented, as amended pursuant to the response to Comments 7-10, represent current fees for all of the fee tables presented.

Comment 15: Please explain in correspondence what date/estimated time frame the funds are expected to launch.

Response: The Reorganizations are currently planned for June 2, 2023, or as soon as reasonably practicable thereafter.

Comment 16: Please confirm in correspondence that the fee table presentation for the Grandeur Peak Global Contrarian Fund is accurate and that the fee cap noted in the disclosure later in the document is 1.35%.

Response: The Registrant confirms that Grandeur Peak Global Contrarian Fund’s expenses are expected to be under the fee cap of 1.35%.

Comment 17: Page 86 of the filing notes "The Adviser will be permitted to recapture expenses it has borne through the previous sections of this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees and expenses more than three years after the date on which the fee and expenses were deferred. The Expense Agreement may not be terminated or modified prior to August 31, 2024, except with the approval of the Fund’s Board of Trustees." The fee table for Grandeur Peak Global Contrarian Fund notes "Total Annual Fund Operating Expenses" are 1.32%. Please explain in correspondence:

Deborah L. O'Neal, Esq.
May 11, 2023

a.	Whether the Adviser is able to recapture expenses immediately given that the fund is below the expense cap and
b.	Define what "later periods" means with regard to this fund.

Response: The Registrant notes that “other expenses” are based on current estimates and that the Adviser would be able to recapture expenses immediately should actual expenses fall below the expense cap and recapture would not cause the Fund to exceed the expense cap. For purposes of the expense recapture, “later periods” means up to three years after a fee waiver or expense reimbursement.

Comment 18: Please confirm in correspondence that disclosures regarding expenses, fee waivers, and recoupments have been accurately reflected for the fee table for the Grandeur Peak Global Contrarian Fund in accordance with Form N-1A, Instruction 3(e) to Item 3.

Response: The Registrant confirms that, once the duplicate line item for Total Annual Operating Fees and Expenses is deleted, the presentation of expenses, fee waivers, and recoupments are accurately reflected in the fee table for Grandeur Peak Global Contrarian Fund.

Comment 19: Please provide the name of the independent registered public accounting firm in correspondence.

Response: The Registrant states that Deloitte & Touche LLP will serve as the independent registered public accounting firm for the New Funds.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser